John Hancock Life Insurance Company (U.S.A.) A Stock Company

SUPPLEMENTARY BENEFIT

[HEALTHY ENGAGEMENT RIDER]

This Rider is made a part of your Policy to which it is attached and is effective on the date we attach it to your Policy. The Rider Charge is the fee payable for this Rider. The Rider Charge is shown in the Policy Specifications.

This Rider provides the opportunity each year, beginning in Policy Year 2, to add a Rider Credit to your Policy Value based upon the Status of the Life Insured.

STATUS

The Status of the Life Insured on each Annual Processing Date determines the Rider Credit to be applied to your Policy Value, as described in the Policy Specifications and the Rider Credit provision of this Rider.

There are four levels of Status under this Rider. The achievement of a Status beyond the first level is dependent upon the Life Insured meeting certain Status Qualification Requirements in each year.

Status Qualification Requirements

The Status Qualification Requirements are the criteria used as the basis for determining the Status of the Life Insured.

We reserve the right to amend the Status Qualification Requirements from time to time, as described in the Administration of this Rider provision. The Life Insured can obtain current information relating to his or her Status and/or the Status Qualification Requirements by visiting [http://www.JohnHancockVitality.com/] or by contacting our Service Office at [1-800-387-2747].

RIDER CREDIT

Beginning in Policy Year 2, on each Processing Date, we will apply any Rider Credit to your Policy Value, as described in the Effect of Rider on Your Policy provision.

Calculation of Rider Credit

The Rider Credit is equal to the Rider Benefit Factor multiplied by the lesser of (a) and (b), where:

(a)	is the Rider Credit Limit described below; and

(b)	is an amount equal to (i) multiplied by (ii) where:

(i)	is the Cost of Insurance Charge for that Processing Date;

(ii)	is the Rider Credit Multiplier for that Policy Year, as shown in the Policy Specifications.

The Rider Benefit Factor equals the lesser of (a) and (b), where:

(a)	is 1; and

(b)	is the Rider Benefit Base shown in the Policy Specifications divided by the Total Death Benefit.

The Total Death Benefit equals the Insurance Benefit as described in your Policy plus any outstanding Policy Debt.

The Rider Credit Limit in any given Policy Month equals (a) times (b), where:

(a)	is the Rider Credit Limit Multiplier shown in the Policy Specifications times the Net Amount at Risk; and

(b)	is the Maximum Monthly Cost of Insurance Rate shown in the Table of Rates minus the current monthly Cost of Insurance Rate.

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EFFECT OF RIDER ON YOUR POLICY

Policy Value

While this Rider is in effect, your Policy Value will be calculated in the same manner as described in your Policy except that we will add any Rider Credit to your Policy Value, as described below, at the same time that Monthly Deductions are taken. In addition, the Policy Value used in the determination of the Net Amount at Risk does not include any Rider Credit applied on the Processing Date.

The Rider Credit is applied to the Fixed Account and/or each Investment Account in the same proportion that the Monthly Deductions are taken from those same accounts.

The amount of any Rider Credit for a month in which the Policy is in default, as described in the Grace Period provision of your Policy, will be applied first to pay any Monthly Deductions that are then due and unpaid and next to reduce the Default Payment, with any remaining amount then being contributed to your Policy Value in accordance with the allocation instructions then in effect for premium payments. The same procedure also will apply for any month in which the Policy is being continued In Force under its Early Lapse Protection or No-Lapse Guarantee provision, as applicable under your Policy, except that no amount will be applied to reduce a Default Payment.

Rider Credits are not applied to amounts in the Loan Account.

Early Lapse Protection and No-Lapse Guarantee

Rider Credits and the Rider Charge do not apply to the Cumulative Premium Test under the No-Lapse Guarantee or Early Lapse Protection feature, as applicable under your Policy.

GENERAL PROVISIONS

The Contract

This Rider, along with the written application for the Policy and this Rider, is attached to and made part of your Policy and constitutes the entire contract between you and us. Should any provisions in the Policy conflict with this Rider, the provisions of this Rider will prevail.

No change in the Policy or this Rider will be effective until approved by our President or Secretary. This approval must be noted on or attached to the Policy. No agent may change the Policy or this Rider or waive any of the provisions.

Administration of this Rider

The Status Qualification Requirements may be administered directly by us or through an affiliated or unaffiliated company designated by us. We reserve the right to designate or replace any such company at any time.

We may amend the Status Qualification Requirements from time to time based on our expectations of the impact such requirements may have upon future mortality, persistency, expenses, capital and reserve requirements, and taxes under the Policy. Such amendments could affect the Life Insured’s ability to achieve a Status level. Any change to the Status Qualification Requirements will be determined prospectively on a basis that does not discriminate unfairly within any class of life insureds. The Life Insured can obtain current information relating to his or her Status and/or the Status Qualification Requirements by visiting [http://www.JohnHancockVitality.com/] or by contacting our Service Office at [1-800-387-2747].

In addition, we or an affiliated or unaffiliated company designated by us may offer incentives to the Life Insured, such as access to information, offers, discounts, tools, or other services designed to encourage the Life Insured to participate in activities to help meet the Status Qualification Requirements. These incentives may change from time to time.

There may be costs associated with fulfilling a Status Qualification Requirement that may not be reimbursed by the Company.

If you are not satisfied with any of the changes we make, you may discontinue this Rider at any time, as described below.

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GENERAL PROVISIONS (continued)

In no event will the Company use the Status or any medical or other information about the Life Insured provided after the Issue Date in order to meet Status Qualification Requirements:

(a)	to change the Life Insured’s Risk Classification shown in the Policy Specifications; or

(b)	as the sole basis to deny a request to reinstate coverage.

At and After Age 80

Provided this Rider is in effect at the Life Insured’s Age 80, we will continue this Rider in effect subject to the following:

(a)	no new Rider Credits will be earned;

(b)	all previously earned Rider Credits will continue to apply, as will the Rider Credit Grading Factors described in the Policy Specifications, subject to the Rider Credit Limit described in the Rider Credit provision of this Rider;

(c)	access to incentives will cease; and

(d)	the Rider Charge will cease.

Discontinuation of this Rider

You may make a Written Request to discontinue this Rider at any time. Upon discontinuation, the Rider Charge will cease and no new Rider Credits will be earned. As long as your Policy remains In Force, all previously earned Rider Credits will continue to apply, as will the Rider Credit Grading Factors described in the Policy Specifications, subject to the Rider Credit Limit described in the Rider Credit provision of this Rider. Access to incentives for the Life Insured will cease.

This Rider cannot be reinstated after discontinuation.

Termination of this Rider upon Policy Termination

This Rider will terminate at the same time as your Policy. Please see the Policy Termination provision of your Policy. No Rider Credits will be earned or applied once the Policy to which this Rider is attached is terminated.

Reinstatement of this Rider

If your Policy and this Rider terminate at the end of a Grace Period in which you did not make the Default Payment, you may apply for reinstatement of your Policy and this Rider in accordance with the Reinstatement provisions of your Policy.

For purposes of calculating new Rider Credits following the date of reinstatement, we will determine the Rider Credit Multiplier and the Rider Credit Factors using the Status of the Life Insured on the next Annual Processing Date. The Rider Credit Multiplier and the Rider Credit Factors are described in the Policy Specifications.

For purposes of applying Rider Credits earned in prior Policy Years following the date of reinstatement, the number of Elapsed Years in determining the Rider Credit Grading Factors will be measured from the Policy Year in which the applicable Rider Credit was first earned. The Rider Credit Grading Factors are shown in the Policy Specifications.

No Rider Credits will be earned or applied once the Policy to which this Rider is attached is terminated. Any Rider Credit earned in prior Policy Years that would have applied if the Policy were still In Force will not be applied to the Policy Value upon reinstatement.

Signed for the Company by:

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

/s/ Craig Bromley President

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